FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 4, 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-123972) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

99.1	Enclosure 1 – Press release, dated November 4, 2008
99.2	Enclosure 2 – Press release, dated November 4, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:

/s/ A N Taylor
Name:	A N Taylor
Title:	Head of Group Secretariat